EPAM Systems Inc 41 University Drive Suite 202 Newtown, PA 18940 TEL 267 759 9000 FAX 267 759 8989

VIA EDGAR

February 13, 2012

RE:	EPAM Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 001-35418

Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, Dc 20549-3628

Dear Mr. Wilson:

We are responding to the supplemental comments contained in the Staff’s letter dated January 29, 2013 regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).

For the convenience of the Staff, we are providing by overnight delivery a copy of this letter setting forth the comments contained in the Comment Letter in italics followed by our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

1.

We have reviewed your response to prior comment 1. Your response indicates that your segment structure is based on unique business practices and market specifics inherent to each geographical region. As such, it would appear beneficial to your readers to understand your results of operations from management’s perspective at the segment level. For example, your current disclosures are unclear as to why revenues from Europe grew 82.8% in 2011, whereas your revenues from North America grew only 41.1% in 2011. We also note no MD&A over the material changes in percentages and trends in segment operating profit and losses compared to segment revenues. Given the unique business practices of your geographical reportable segments, it continues to

EPAM Systems Inc 41 University Drive Suite 202 Newtown, PA 18940 TEL 267 759 9000 FAX 267 759 8989

appear that you should include a discussion of your results of operations by segment in your MD&A. See Section III.F.1 of SEC Release 33-6835.

2.	Also, your response indicates your MD&A addresses “segment” year-over-year revenue comparisons but apparently in MD&A you have presented the entity-wide geographic area information by client location under ASC 280-10-50-41. For example, you disclose on page 58 that revenues from Europe were $107.0 million in 2011 and $58.6 million in 2010. These amounts are reported as $123.5 million and $68.4 million, respectively, in your footnote on page F-23. Disclosure should be revised to note that MD&A is apparently addressing “client location revenues” on page F-25 as opposed to segment revenues on page F-23. The revision should readily reconcile to the amounts on page F-25.

Response:

As discussed with the Staff, and consistent with our response dated January 9, 2013, in future filings, we will (i) include an explanatory paragraph to address differences between our segments and geographies; and (ii) expand our analysis of the factors we identify at a consolidated level, providing investors with a more complete understanding of the circumstances surrounding changes in the Company’s results of operations for all the periods presented.

An example for illustrative purposes using our Form 10-K for the fiscal year ended December 31, 2012 is as follows. Please note that we are in the process of finalizing our 2012 financial statements and the text in our 2012 Form 10-K may differ from the language below as a result.

(1) Under “Executive Summary” section of our MD&A:

We have client management locations in the United States, Canada, the United Kingdom, Germany, Sweden, Russia, Switzerland and Kazakhstan. Our clients primarily consist of Forbes Global 2000 corporations located in North America, Europe and the CIS. We present and discuss our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. As such, revenues by client location differ from the segment information in our audited consolidated financial statements included elsewhere in this annual report, which is not solely based on the geographic location of the clients but rather is based on managerial responsibility for a particular client regardless of client location.

Our delivery centers in Belarus, Ukraine, Russia, Hungary, Kazakhstan and Poland are strategically located in centers of software engineering talent and educational excellence across Central and Eastern Europe (“CEE”) or the Commonwealth of Independent States (the “CIS”). The majority of our employees are located in these delivery centers with compensation and benefits related to this pool of resources being the primary component of our operating expenses. Additionally, our global

EPAM Systems Inc 41 University Drive Suite 202 Newtown, PA 18940 TEL 267 759 9000 FAX 267 759 8989

delivery model and centralized support functions, combined with the benefits of scale from the shared use of fixed-cost resources, such as computers and office space, enhance our productivity levels and enable us to better manage efficiency of our global operations by maintaining adequate resource utilization levels and implementing company-wide cost-management programs. As a result, we have managed to create a relatively homogeneous delivery base whereby our applications, tools, methodologies and infrastructure allow us to seamlessly deliver services and solutions from our delivery centers to global clients across all geographies, thereby further strengthening our relationships with them.

(2) Under “Results of Operations” section of our MD&A (subject to finalizing our 2012 results):

Revenues for the year ended December 31, 2012 increased by $ [*] million, or [*] %, as compared to the year ended December 31, 2011. This increase is attributable to $ [*] million from deeper penetration into existing customers, $ [*] million from new customers and $ [*] million from acquisitions.

Revenues in our North American and European geographies grew $ [*] million, or [*] %, and $ [*] million, or [*] %, respectively, primarily as a result of strong revenue growth in our core service verticals.

Growth in Banking and Financial Services was the driving force behind our revenue growth in Europe and accounted for [*] % of total revenue growth in this region. During 2012, Banking and Financial Services continued to outperform other verticals growing $ [*] million, or [*] %, over the prior year results. Strong performance of this vertical can be attributed to an increased demand for our services and ongoing relationships with existing customers located in Europe. In particular, increased business from certain of our largest Banking and Financial Services customers located in the United Kingdom and Switzerland attributed [*] % of the consolidated revenue growth in 2012.

Growth in our North American geography in 2012 was primarily attributable to performance of our ISVs and Technology vertical, which grew [*] million, or [*] % in 2012 as compared to 2011, and, to a lesser extent, our 2012 acquisitions, which added $ [*] million in revenues and approximately [*] new customers across our Telecommunications, Business Information and Media, and Retail verticals. These growth trends were in part offset by a decrease in revenues in Business Information and Media, which declined $ [*] million, or [*] % in 2012, as compared to 2011. This decrease was almost entirely attributable to reduced revenues from one of our largest customers, Thomson Reuters, which was partially offset by revenue streams from organic growth during that period. In particular, the North American region grew $ [*] million, or [*] % in revenues from new customers added during fiscal 2012.

Revenues in the CIS region increased $ [*] million, or [*] % compared to prior year which was almost entirely attributable to incremental revenues from the completion of a long-term fixed-priced project, as well as the addition of a number of new customers within our Travel and Consumer vertical during the fourth quarter of 2012.

EPAM Systems Inc 41 University Drive Suite 202 Newtown, PA 18940 TEL 267 759 9000 FAX 267 759 8989

We believe these additional disclosures that we intend to provide in future filings will provide investors with additional information to evaluate our operating results.

In connection with our response above, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please contact me at (267) 759-9000.

Sincerely,

/s/ Ilya Cantor
Ilya Cantor Senior Vice President, Chief Financial Officer and Treasurer

Cc:	Arkadiy Dobkin, Chairman, Chief Executive Officer and President Ginger Mosier, Vice President, General Counsel and Corporate Secretary